Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on Resolutions of the Third Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The third meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on October 26, 2012 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated October 15, 2012. Out of the five supervisors of the Company, four supervisors, including Xia Zhihua, Shi Xiangming, Yang Cuilian and Li Xuejun, attended the Meeting in person. Mr. Luo Zhongmin was on leave for business and authorized in writing Li Xuejun to cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolution unanimously after sufficient review and discussion:

1. Approved the 2012 Third Quarter Report

The Supervisory Board believed that: The preparation and review procedures of the 2012 Third Quarter Report are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the 2012 Third Quarter Report was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 26, 2012